[redacted]

14040008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 68957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Akuna Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 S Wabash, Ste 310
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Harris 312-994-4644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Killion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akuna Securities LLC, as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager CEO

Title

Notary Public Feb. 24, 2014

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
Akuna Securities LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Akuna Securities LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Akuna Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2014

Akuna Securities LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 981,789
Securities owned and pledged, at fair value	313,999,760
Memberships in exchange owned, at cost (fair value $175,000)	242,000
Other assets	10,000
Total assets	$ 315,233,549
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 183,582,447
Payable to clearing broker-dealer	113,319,319
Payable to affiliates	1,158,423
Accounts payable and accrued expenses	172,742
	298,232,931
Member's equity	17,000,618
Total liabilities and member's equity	$ 315,233,549

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Akuna Securities LLC (the Company) is a Delaware limited liability company formed on August 10, 2011, and is a wholly owned subsidiary of Akuna Trading LLC (the Parent), which is a wholly owned subsidiary of Akuna Holdings LLC (Holdings). The primary business of the Company is to trade as principal and market maker in U.S. securities and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a registered market maker on the Chicago Board Options Exchange (CBOE), the International Securities Exchange (ISE) and is a member of the Chicago Mercantile Exchange (CME).

During 2013, the Company underwent a change of ownership where Holdings contributed 100% of the equity in the Company to the Parent.

Pursuant to the Company's operating agreement, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the determination of the Manager or if the Company has no members, as defined in the agreement.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition that are not held for sale in the ordinary course of business.

Securities owned: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in trading revenues, net in the statement of operations. Commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected separately in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Interest income and expense is recognized on the accrual basis. Dividend income and payments in lieu of dividends from securities sold, not yet purchased are recorded on the ex-dividend date.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Holdings. The members of Holdings are liable for the federal income taxes on their respective share of Holdings' taxable income or loss and, accordingly, no provision or benefit for federal income taxes has been made in the accompanying financial statements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. Holdings is generally not subject to examination by United States federal or state taxing authorities for tax years before 2011.

Recently adopted accounting pronouncements: In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standard Update ("ASU") that requires additional disclosures about financial assets and liabilities that are subject to netting arrangements. Under the ASU, financial assets and liabilities must be disclosed at their respective gross asset and liability amounts, the amounts offset on the balance sheet and a description of the respective netting agreements. The new disclosures are required for reporting periods beginning on or after January 1, 2013, and are to be applied retrospectively. Other than requiring additional disclosures, the adoption of this ASU did not have any impact on the Company's financial statements.

Note 2. Payable to Clearing Broker-Dealer

Payable to clearing broker-dealer at December 31, 2013 consists of:

Payable to clearing broker-dealer	$114,368,159
Financial instruments - futures contracts	(1,837,758)
Dividends receivable	788,918
	$113,319,319

Securities owned, cash and financial instruments held at the Company's clearing broker-dealer collateralize securities sold, not yet purchased and amounts due to clearing broker-dealer, if any, and may serve to satisfy regulatory capital or margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 3. Fair Value of Financial Instruments (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2013:

	Level 1
Assets	
Securities owned, at fair value:	
Equity securities	$ 104,949,870
Equity options	167,452,100
Options on futures	41,597,790
Total assets	$ 313,999,760
Liabilities	
Securities sold, not yet purchased, at fair value:	
Equity options	$ 127,754,759
Options on futures	55,827,688
	183,582,447
Payable to clearing broker-dealer:	
Futures contracts	1,837,758
Total liabilities	$ 185,420,205

As of and for the year ended December 31, 2013, the Company had no assets or liabilities classified as Level 2 or Level 3.

Note 3. Fair Value of Financial Instruments (Continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 4. Derivative Financial Instruments

The Company uses derivative financial instruments, which generally included exchange traded equity options and exchange traded futures and options on futures contracts as part of its trading activities.

As a market maker in various markets, the Company employs arbitrage trading strategies between exchange-traded futures, exchange-traded equity options, and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company's manages risk against predetermined value-at-risk limits, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Note 8 describes the risks associated with trading derivative contracts.

At December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Equity options	Equity Price	$ 167,452,100	$ (127,754,759)	$ 39,697,341
Futures	Equity Price	-	(1,937,968)	(1,937,968)
	Metals		100,210	100,210
Options of Futures	Equity Price	41,597,790	(55,827,688)	(14,229,898)
				$ 23,629,685

The Company traded approximately 33,400,000 derivative contracts during the year ended December 31, 2013.

Note 4. Derivative Financial Instruments (Continued)

As of December 31, 2013, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following tables provide disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Net Amounts of Assets Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement on Financial Condition	Net Amount
Assets					
Futures contracts	$ 1,005,863	$ (1,005,863)	$ -	$ -	$ -
Options on futures	41,597,790	-	41,597,790	41,597,790	-
Total Assets	$ 42,603,653	$ (1,005,863)	$ 41,597,790	$ 41,597,790	$ -
Liabilities					
Futures contracts	$ 2,843,621	$ (1,005,863)	$ 1,837,758	$ -	$ 1,837,758
Options on futures	55,827,688	-	55,827,688	(41,597,790)	14,229,898
Total Liabilities	$ 58,671,309	$ (1,005,863)	$ 57,665,446	$ (41,597,790)	$ 16,067,656

Note 5. Related-Party Transactions

The Company has entered into an expense sharing arrangement with Akuna Capital LLC (AC), a wholly owned subsidiary of the Parent, whereby, trading and support services that include compensation, occupancy, technology and telecommunication and certain other operating expenses are paid by AC on the Company's behalf. The Company reimburses AC for these expenses. Personnel costs related to the employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating expenses are allocated based on the number of employees assigned to the Company and their average estimated time required. Payable to affiliates at December 31, 2013, includes $703,252 owed to AC.

Akuna Technologies LLC (AT), a wholly owned subsidiary of Holdings, provides technology services to the Company. During the year ended December 31, 2013, AT allocated technology expenses to the Company, $455,627 of which is payable at December 31, 2013 and is included in payable to affiliates.

Note 6. Commitments and Contingencies

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows. At December 31, 2013, there were no such matters outstanding.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and options with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its' clearing broker-dealer or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing broker-dealer.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $16,361,368 which was $16,261,368 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.08 to 1.

Note 10. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and has determined that there are none.